Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine, LLP
International Plaza
750 Lexington Avenue
New York, NY 10022-1200
Tel. (212) 888-8200
Fax. (212) 888-7776

February 12, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
M.S. 6010
Washington, DC 20549

Attn: Russell Mancuso, Branch Chief

RE:	Forticell Bioscience, Inc. (formerly known as Ortec International, Inc.)
Amendment No. 5 to Form SB-2
Filed February 4, 2008
File No. 333-146142

Gentlepersons:

1.	Because Form SB-2 has been eliminated, you should not have used it for your amendment. See the transition provisions in Release 33-8876 (December 19, 2007). Please revise your filing accordingly.

Response:

Forticell has revised its filing so that it is now on Form S-1. Per SEC Release 33-8876 (page 2) this issuer is able to continue using the disclosure format and content based on the “SB” form for six months after February 4, 2008.

2.
If you intend to seek acceleration of the effective date of your registration statement before you include updated financial statements and related information in your prospectus, please disclose all known material results from the most recent period and year. Also, if updated financial information is available before the effective time, it must be filed.

U.S. Securities & Exchange Commission
February 12, 2008

Response:

Known material results from operations for the most recent quarter and year (both ended December 31, 2007) have been disclosed at the end of the “Prospectus Summary” section.

Selling Stockholders, page 37

3.	Regarding your response to prior comment 1:

•
You disclose that broker-dealers may have acquired the offered shares in the ordinary course of business from an entity other than Forticell or an affiliate of Forticell. However, unless each broker-dealer acquired the offered shares as compensation for underwriting activities, we reissue the last three sentences of prior comment 1.

Response:

Revised note 1 to the Selling Stockholder table now reads as follows:

(1)	This Selling Stockholder is a broker-dealer. The broker-dealer acquired these shares as compensation for services rendered by it to Forticell in past private placements.

•
You disclose that affiliates of broker-dealers may have acquired offered shares for services rendered in past private placements or in the ordinary course of business from an entity other than Forticell or an affiliate of Forticell. However, it is unclear how the acquisition by broker-dealer affiliates of securities for services rendered in private placements would affect the analysis of whether those affiliates are underwriters of the offering that is the subject of your pending registration statement. Generally, unless the prospect states clearly that affiliates of broker-dealers:

o	purchased all of the securities they are offering in the ordinary course of business, and

o	at the time of the purchase of all the securities they are offering they had no agreements or understandings, directly or indirectly, with any person to distribute the securities,

we reissue the last three sentences of prior comment 1.

U.S. Securities & Exchange Commission
February 12, 2008

Response:

Revised note 2 to the Selling Stockholder table now reads as follows:

(2)
This Selling Stockholder is an affiliate of a broker-dealer. These shares were acquired by such affiliate for services rendered by it in the ordinary course of business in Forticell’s past private placements, except in one instance when they were acquired by purchase from an entity that was not Forticell or an affiliate of Forticell. Such purchase was made by such affiliate of a broker-dealer in the ordinary course of such affiliate’s business. At the time these affiliates of broker-dealers acquired these shares (for such services or by purchase) these affiliates of broker-dealers had no agreements or understandings, directly or indirectly, with any person to distribute these shares.

•
We note that your list of selling stockholders continues to include your affiliates. Given the nature and size of your offering and the participation by affiliates, we reissue the last three sentences of prior comment 1.

Response:

The three affiliates of Forticell who were previously among the Selling Stockholders (Andreas Vogler, HBL Hadasit Bioholdings Limited and Paul Royalty Fund, L.P.) no longer are offering their shares in this registration statement.

4.
The authority for your statements in response to prior comment 3 that registration statements “expired” is unclear, and it is unclear how the “expiration” of a registration statement is relevant to the concern raised in that comment. Also, it is unclear how your response regarding when selling shareholders last sold shares is relevant to the concern in prior comment 3.

Prior comment 3 addressed the date on which each selling shareholder (or group of related selling shareholders) resold all of your securities registered for resale under prior registration statements. If, at any time within 60 days prior to the time you filed the pending registration statement, shares remained registered for resale by a shareholder (or group) on a prior registration statement - regardless of whether the selling shareholder (or group) actually has been selling those shares, the question of whether the transaction registered on the pending registration statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i) should include an analysis of the sum of all shares registered for resale for that selling shareholder (or group) on the pending and prior registration statements expressed as a percentage of the number of outstanding shares held by persons other than affiliates of he issuer. Please provide us that analysis.

U.S. Securities & Exchange Commission
February 12, 2008

Response:
We have reviewed the number of shares offered by each (or group of) Selling Stockholder(s) in this registration statement and the number of shares included in Forticell's prior registration statements for sale by that same Selling Stockholder or group. We calculated the number of shares continued to be registered for such Selling Stockholder or group in prior registration statements which were not included for sale by such Selling Stockholder or group in this registration Statement. When the total of the number of excluded shares added to the number of shares offered for sale by such Selling Stockholder or group in this registration statement aggregated more than 1,131,210 shares (10% of Forticell's shares of common stock outstanding held by non-affiliates),we deducted such excess from the number of shares offered by such Seling Stockholder or group in this registration statement. Thus the number of shares offered by such Selling Stockholder or group in this registration statement and in prior registration statements combined did not for any single Selling Stockholder or group exceed 10% of the number of shares of Forticell's common stock outstanding held by non-affiliates. These calculations reduced the following number of shares offered by the following six Selling Stockholders:

Jason Adelman - 146,472 shares (from 565,605 to 419,133 shares)
Matthew Balk - 16,794 shares (from 1,131,210 to 1,114,416 shares)
Michael Liss - 25,348 shares (from 565,605 to 540,257 shares)
SDS Capital Group SPC, Ltd. - 586,175 shares (from 1,131,210 to 545,035 shares)
SXJE LLC - 64,505 shares (from 1,131,210 to 1,066,705 shares)
Visium Balanced Offshore Fund, Ltd. - 20,491 shares (from 293,209 to 272,718 shares).

As we previously advised you we have treated Jason Adelman and Michael Liss as a group, and we treated the four Visium funds as a (different) group.

5.	Please make the revisions to your prospectus mentioned in your letter to us dated February 5, 2008.

Response:

That revision to note 16 to the Selling Stockholders table has been made.

Yours truly, /s/ Gabriel Kaszovitz Gabriel Kaszovitz